Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

WHAT PEOPLE ARE SAYING

ABOUT AN AMERICAN AIRLINES-US AIRWAYS MERGER

SERVICE / NETWORK

“The key success factor is gaining more mass — they’re able to build scope and skill economies that wouldn’t exist otherwise.”

–  Vaughn Cordle, Industry Analyst, AirlineForecasts LLC (2.17.13)

“Charlotte and Miami blanket the Delta mega hub in Atlanta… I think it will pose a very credible challenge to Delta.”

–  Henry Harteveldt, Travel Industry Analyst, Hudson Crossing (2.14.13)

“American has built a very strong franchise to Latin America and Europe, and US Airways brings a lot to the table along the East Coast.”

–  Ray Neidl, Analyst, Maxim Group (2.14.13)

“Overnight, US Airways would have the opportunity here to add international service.”

–  Jerry Orr, Aviation Director, Charlotte / Douglas International Airport (2.14.13)

CUSTOMERS

“…a merged American can actually provide good service and be a more-stable airline with wider reach, newer planes and happier employees. Bottom line: This merger is about better airline service in the U.S.”

–  Scott McCartney, Columnist, The Wall Street Journal (2.14.13)

“We’re going to see an improvement in service … happier airline employees, and newer planes with more amenities.”

–  George Hobica, President, Airfarewatchdog.com (2.14.13)

“The on-site airport management will probably be less two years from now, but we’re not talking major cuts. For consumers, your frequent-flier program just got more valuable, because you have more choice and more opportunities.”

–  Michael Miller, Vice President of Strategy, American Aviation Institute (2.14.13)

“In the short term, frequent fliers will benefit from more routes and more choices, and a management that will likely want to reassure them that the benefits they’re used to won’t change.”

–  Gary Leff, Cofounder, MilePoint.com (2.14.13)

“The markets that they have will most likely stay. The combined frequent flier base could even encourage more travel.”

–  Edward Freni, Director of Aviation, Massachusetts Port Authority (2.14.13)

“The prospective merger will provide the traveling public with a larger, more integrated air carrier capable of delivering expanded service to more markets.”

–  Steven Carvell, Dean of Academic Affairs, Cornell School of Hotel Administration (2.14.13)

“American Airlines and oneworld® Alliance can offer more and their passengers get more.”

–  Craig Jenks, President, Airline/Aircraft Projects (2.14.13)

“Mega-mergers over the last seven years have not caused U.S. domestic passengers to experience dramatically higher airfares or drastically reduced competition on most routes, a recent study by consulting firm PwC concluded.”

–  Rick Newman, Reporter, U.S. News & World Report (2.14.13)

GOVERNANCE

“Doug’s a very smart guy, he’s a very energetic guy, he’s a guy who listens to people and adapts accordingly. So I don’t think anyone should be surprised that he’s in position to run the world’s largest airline.”

–  Ben Baldanza, CEO, Spirit Airlines (2.15.13)

“This is really terrific for both companies. When American went into Chapter 11, Doug saw his chance to grow US Airways and to finish the consolidation that really started several years ago.”

–  Helane Becker, Senior Vice President of Equity Research, Dahlman Rose & Co. (2.14.13)

“[Parker] learns from his past mistakes. He’s done this the right way, and it’s showing. He’s not a distant, standoff-ish kind of guy. He’s a really bright, forward-thinking man and a great manager... He’s got the right personality to lead a team. He would do a great job at American, and probably give it the juice it needs.”

–  Gordon Bethune, Former CEO, Continental Airlines (2.14.13)

REGIONAL IMPACT

“All indications are this merger will be good for Charlotte. Charlotte’s going to be just fine.”

–  Anthony Foxx, Mayor, City of Charlotte (2.15.13)

“[The combined company’s] broad network will significantly expand Charlotte’s connection to the rest of the world. This will be good for our businesses and economy.”

–  Bob Morgan, CEO, Charlotte Chamber (2.15.13)

“Yesterday’s announced merger of American with US Airways provides a new lease on life to two airlines that had problems neither could solve flying solo… American is close to emerging from the most challenging and uncertain period in its long history with new planes, a surprisingly still strong brand, and, most important, new leadership. As North Texans, we couldn’t be happier.”

–  Editorial, Dallas Morning News (2.15.13)

“I don’t think L.A. will be affected in any negative way. If anything, it might make L.A. a more important market. What this means is that American Airlines as a single airline will have a lot more utility in the L.A. basin, including in Burbank and Ontario.”

–  Henry Harteveldt, Travel Industry Analyst, Hudson Crossing (2.15.13)

“In my conversations with the leadership at US Airways, they have been very clear that Phoenix is critically important to the airline and they intend to keep Sky Harbor as a hub... While other cities in the country may have had challenges in merger situations, they did not have the passenger traffic that we do here at one of the nation’s top 10 airports and that makes all the difference.”

–  Greg Stanton, Mayor, City of Phoenix (2.14.13)

“All reports are that there are going to be more flights in the region. We needed to keep our hub in the Valley and a corporate presence in Tempe, and he (US Airways CEO Doug Parker) came through.”

–  Mark Mitchell, Mayor, City of Tempe (2.14.13)

“Increased air service means more opportunities for jobs at the airport and, ultimately, our region.”

–  Michael Nutter, Mayor, City of Philadelphia (2.14.13)

“This is a major company with a large stake in the Philadelphia region. They are creating the largest airline in the history of the world. That is really a major accomplishment and one that I’m sure the people of US Air and American are excited about and I think it will be really good news for Philadelphia. It will mean the US Airways hub, which is critical to our long-term economic future, will continue. I think there is a lot of good to come from this and the details we will see as time goes on.”

–  Tom Morro, President and CEO, Select Greater Philadelphia (2.14.13)

“People in Philadelphia will be able to redeem their flights on British Airways, which has really good award ability through London.”

–  Brian Kelly, Founder, ThePointsGuy.com (2.14.13)

“They don’t have any conflicts in their schedules. I think it’s going to be good for our customers.”

–  Edward Freni, Director of Aviation, Massachusetts Port Authority (2.14.13)

“This merger guarantees New York’s hegemony as a global gateway.”

–  Mitchell Moss, Director, Rudin Center for Transportation Policy and Management (2.14.13)

“The Chicago market was a big gap for US Airways and yet a very strong market for American that will continue to be one of their five cornerstone markets. Having now two of the largest air carriers hubbing in Chicago and having that infrastructure to continue to more efficiently grow their route structure and add service and connectivity — I think it strengthens our position.”

–  Rosemarie Andolino, Commissioner, Chicago Department of Aviation (2.14.13)

“The merger will open up the potential for the American system to serve a number of places in the Deep South from Chicago that they’re not serving today. There will be some eventual expansion of Chicago service.”

–  Michael Boyd, President, The Boyd Group (2.14.13)

“We are confident US Airways’ decision to merge with American Airlines, a longstanding corporate partner in Tulsa, will ultimately keep thousands of high-paying aerospace and manufacturing jobs here, in our community. A merger such as this is not seen often. US Airways is a rising star in the airline industry, and this merger will create the world’s largest airline. American Airlines, a beacon of our nation’s history, and of Tulsa’s history, has been home to generations of skilled-workers…Today’s announcement is outstanding for the Tulsa region and a win for Oklahoma.”

–  Mike Neal, President and CEO, Tulsa Regional Chamber (2.14.13)

“This is a tremendous opportunity for Tulsa as US Airways recognizes the significance of our talented workforce and their commitment to hard work. The city of Tulsa is grateful that American Airlines and US Airways are committed to Tulsa and that our future in the Aerospace/Aviation industry looks very bright.”

–  Dewey Bartlett, Mayor, Tulsa (2.14.13)

LABOR

“Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and restore American’s prominence.”

–  Laura Glading, President, Association of Professional Flight Attendants (2.14.13)

“Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.”

–  Deborah Volpe and Roger Holmin, Presidents, Association of Flight Attendants–CWA (2.14.13)

“We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.”

–  Keith Wilson, President, Allied Pilots Association (2.14.13)

“This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.”

–  Captain Gary Hummel, President, USAPA (2.14.13)

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.”

–  James C. Little, International President, TWU (2.14.13)

“AA is a key strategic partner for IAG and it has done a great job to restructure its business and establish the prospect of a bright and profitable future in tandem with US Airways. We would like to pay tribute to the work that Tom Horton and Doug Parker have done to bring about this merger and look forward to working with them in their new roles. Our relationship with the new airline will remain strong as we work together to enhance our transatlantic joint business and the oneworld alliance.”

–  International Airlines Group (2.14.13)

“The new American Airlines will return to a position of industry preeminence.”

–  Dennis Tajer, Spokesperson, Allied Pilots Association (2.14.13)

“From the beginning, PBGC worked long and hard to ensure that the employees of American have both jobs and pensions, and we’re glad that’s going to happen.”

–  Josh Gotbaum, Director, Pension Benefit Guaranty Corp. (2.14.13)

‘The good news is the people they have in the unions now are trying to work with the company. I think they will be able to get through labor issues reasonably quickly now.”

–  Darryl Jenkins, Founder, TheAirlineZone.com (2.14.13)

American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

Permission to use quotations was neither sought nor obtained

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.